

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 25, 2017

Robert L. Antin
Chief Executive Officer
VCA Inc.
12401 West Olympic Boulevard
Los Angeles, CA 900064

> **Re: VCA Inc.**
> **Post-Effective Amendment No. 1 to Form S-3**
> **Filed September 12, 2017**
> **File No. 033-91678**
> **File No. 333-00376**
> **File No. 333-07677**
> **File No. 333-108135**
> **File No. 333-114471**
> **Amendment No. 2 to Post-Effective Amendment to Form S-3**
> **File No. 333-102439**
> **File No. 333-08441**
> **File No. 333-36604**
> **Amendment No. 3 to Post-Effective Amendment to Form S-3**
> **File No. 033-97682**
> **Amendment No. 4 to Post-Effective Amendment to Form S-3**
> **File No. 333-41507**
> **Amendment No. 5 to Post-Effective Amendment to Form S-3**
> **File No. 333-18261**

Dear Mr. Antin:

We have reviewed your post-effective amendments and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statements and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statements and the information you provide in response to these comments, we may have additional comments.

1. We note that the post-effective amendments to Form S-3 filed on September 12, 2017 reference Form S-3 (333-36604) originally filed on May 9, 2000. However, this registration statement was withdrawn on September 28, 2000. Please withdraw your post-effective amendment for this registration statement file number and remove the reference to this registration statement from each of your other post-effective amendments to Form S-3 filed on September 12, 2017 by amending each post-effective amendment to Form S-3.

2. We note that your post-effective amendments on Form S-3 filed on September 12, 2017 reference the following registration statements:

   - Form S-3 (333-00324) originally filed on January 17, 1996;
   - Form S-3 (033-92582) originally filed on May 22, 1995; and
   - Form S-3 (033-80212) originally filed on June 14, 1994.

   However, it does not appear that you have filed a post-effective amendment under these file numbers for these registration statements. Please advise.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3584 with any questions.

Sincerely,

/s/ Laura Nicholson

Laura Nicholson
Special Counsel
Office of Transportation and Leisure

cc: Frank Reddick
       Akin Gump Strauss Hauer & Feld LLP